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                                                                    Exhibit 18.1




February 9, 1999



Board of Directors and Shareholders
The Flowserve Corporation
222 West Las Colinas Blvd.
Irving, Texas 75039

Dear Sirs:

Note 5 of Notes to the Consolidated Financial Statements of the Flowserve Corporation and Subsidiaries (the "Company" or "Flowserve") incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1998 describes a change in the method of accounting for inventories at certain of the Company's domestic locations. The Company has changed from the first-in, first-out to the last-in first-out ("LIFO") method of accounting for these inventories representing twenty-three percent of the Company's inventories on a FIFO basis at December 31, 1998. You have advised us that you believe that the change is to a preferable method in your circumstances because:

         1) The LIFO method will provide for a better matching of current production costs with current revenues as the most recently incurred costs will be expensed as inventory is sold.

         2) Adoption of LIFO at the former BW/IP, Inc. locations will improve consistency among the domestic operations of Flowserve, as all U.S. operations will then be using the LIFO method.

There are no authoritative criteria for determining a preferable inventory cost-flow method based on the particular circumstances; however, we conclude that the change in the method of accounting for inventories at the former BW/IP, Inc. locations is an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

                                                     Very truly yours,


                                                     /s/ Ernst & Young LLP